SEC File Number

001-38029

CUSIP Number

00973N102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: March 31, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:	ATech (Parent) Resolution Corp.
Former Name if Applicable:	Akoustis Technologies, Inc.
Address of Principal Executive Office (Street and Number):	9805 Northcross Center Court, Suite A
City, State and Zip Code:	Huntersville, NC 28078

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 16, 2024, ATech (Parent) Resolution Corp. (f/k/a Akoustis Technologies, Inc.) (the “Company”) and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Court” and such Chapter 11 cases, the “Cases”).

Due to the considerable time and resources the Company’s management is devoting to the Cases, the Company does not have the funds or personnel necessary to prepare and timely file its Quarterly Report on Form 10-Q on or before the May 15, 2025 due date without unreasonable effort or expense. The Company cannot at this time estimate when it will be able to file its Quarterly Report on Form 10-Q.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification

	Mark Podgainy	212	697-2400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No

Quarterly Report on Form 10-Q for the Period ending December 31, 2024

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

For the reasons described above in Part III – Narrative of this Form 12b-25, the Company has concluded that it is unable to file a Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 without unreasonable effort and expense and is currently not in position to provide a reasonable estimate of the anticipated results of operations for such fiscal quarter. The Company’s results of operations for the fiscal quarter ended March 31, 2025 differed significantly from its results of operations for the fiscal quarter ended March 31, 2024 due to significant adverse developments that occurred with respect to the Company’s business and liquidity and as a result of the commencement of the Cases themselves.

Court filings and other documents related to the Cases are available at https://cases.stretto.com/Akoustis.

Holders of the Company’s common stock are cautioned that trading in the Company’s common stock during the pendency of the Cases is highly speculative and poses substantial risks. Trading prices for the Company’s common stock may bear little or no relationship to the actual recovery, if any, by holders thereof in the Cases. The Company currently does not expect that holders of the Company’s common stock will receive any payment or other distribution in the Cases given the expected proceeds of the sale of its assets and the amount of the liabilities owed to creditors. Accordingly, the Company urges extreme caution with respect to existing and future investments in its common stock.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, each as amended, that are intended to be covered by the “safe harbor” created by those sections. These forward-looking statements include, but are not limited to; the effect of the Cases on the Company’s business prospects; financial results and business operations of any future transactions; the Company’s financial projections and cost estimates; expectations regarding distributions to the Company’s creditors; the timing or amount of any distributions, if any, to the Company’s stakeholders,  and other statements regarding the Company’s strategy and future operations, performance and prospects among others. Forward-looking statements include all statements that are not historical facts and typically are identified by use of terms such as: “may,” “might,” “would,” “will,” “should,” “could,” “project,” “expect,” “plan,” “strategy,” “anticipate,” “attempt,” “develop,” “help,” “believe,” “think,” “estimate,” “predict,” “intend,” “forecast,” “seek,” “potential,” “possible,” “continue,” “future,” and similar words (including the negative of any of the foregoing), although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this Form 12b-25, the Company cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. Forward-looking statements are neither historical facts nor assurances of future results, performance, events or circumstances. Instead, these forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks and uncertainties. These risks and uncertainties include any adverse outcomes of any motions or appeals against the Company, and other risks and uncertainties, including those more fully described in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2024 and subsequent Quarterly Reports on Form 10-Q, and other factors detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to revise or update publicly any forward-looking statements.

SIGNATURE

ATech (Parent) Resolution Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

ATech (Parent) Resolution Corp.

Date: May 15, 2025	By:	/s/ Mark Podgainy
Mark Podgainy
Finance Transformation Officer

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